Exhibit 99.1

NorZinc Provides Schedule Update and Plans for 2020

NZC-TSX
NORZF-OTCQB

VANCOUVER, Feb. 4, 2020 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) (the "Company" or "NorZinc") is pleased to provide a corporate update:

Highlights

  Schedule Update
  Focus for 2020
  Mine Enhancement Study
  Long Term Financing Update
  Short Term Financing Needs

Schedule Update

The development of the Prairie Creek Mine is divided into two phases. Prior to major construction on site in Phase 2, Phase 1 starts with the construction of an initial 170km winter road to the Prairie Creek Mine site. Phase 1 had been planned to commence in Q1 2020.

On November 25, 2019, NorZinc announced that the extended time in obtaining approval of the road permits had required the Company to develop an alternative Phase 1 road construction design to retain schedule. The retention of schedule being dependent on the timing of regulatory approval of the Management Plans which flow from the permits issued by regulators in November 2019. In December, NorZinc submitted all the required Management Plans incorporating the alternative Phase 1 road construction.

Despite the hard work of the regulators that resulted in the release of the Management Plans for comment prior to December 31, 2019, the schedule for final review and issuance of approved Management Plans has extended beyond the time at which NorZinc and its contractors believe the road can be safely completed and used prior to anticipated 2020 spring break-up. As a result, NorZinc is planning a revised program for 2020 activities with the focus on optimizing economics, including a mine enhancement program.

Focus for 2020

NorZinc is developing an enhanced program for 2020 that will be outlined in further detail during Q1 2020. Elements that NorZinc is considering include the potential for:

  A more robust 2021 Phase 1 construction plan and schedule than was possible with the previous schedule.
  Further optimization of the mining design and potential throughput opportunities
  Financing the development with a silver stream, project financing and working with government agencies for financial or other support in light of the economic benefit created by the Prairie Creek Mine development.
  Building on the relationships with local communities in a number of areas to benefit both the local communities and the project.
  Advancement, revision or renewal of certain operating permits to assist 2020 and 2021 activities.

"This past year has been pivotal for NorZinc as the Company obtained its last major permit - the all season road permit - for the Prairie Creek Mine." said Don MacDonald, CEO of NorZinc,  "It is unfortunate that road construction cannot commence this quarter, but during 2019 we identified a series of potential mine enhancements which can now be pursued – particularly important as commodity prices and equity markets have been very unpredictable recently. We are encouraged with the support for the Mine from the local communities and various governments, and we believe there are a number of opportunities to create further stakeholder value in 2020 to compensate for the current economic pressures."

Mine Enhancement Study

In June 2019, the Company announced it had commenced a proof of concept study with its technical advisers on the possibility of operational enhancement. This study continued throughout the remainder of 2019 with a focus on throughput enhancement, due to the large potential for increased reserves at Prairie Creek as outlined in June 2019. The initial results of the proof of concept are encouraging.

Also through the latter part of 2019 and into 2020, NorZinc has been analysing the likely effect on capital costs and operating costs caused by new requirements and design changes resulting, directly or indirectly, from the permitting process, plus overall cost increases experienced in the Northwest Territories. Based on this initial analysis and the continuing lower commodity prices, NorZinc has been examining whether enhanced throughput has the potential to significantly compensate for these extra costs. NorZinc intends to assess this in significant detail during Q1 and Q2 2020.

Long Term Financing Update

NorZinc retained Scotia Capital in late 2019 to commence an initial process of examining the financing opportunities for the Prairie Creek Mine with emphasis on the substantial potential for a silver stream. The initial responses have been positive but have focussed on two main areas to enhance the financing of the entire project (a) the benefit of having a complete financing package, including project financing and (b) the benefit of optimizing the cash flow from the mine via throughput enhancements. NorZinc expects to make further announcements on this over the coming year.

Short Term Financing Needs

NorZinc has been focused over the past 18 months on completing all permitting in preparation for winter road construction in Q1 2020, preparing the site for the road construction support,  hiring a new construction and development oriented team, negotiating updated agreements with indigenous communities, and advancing the project to be construction ready. Despite Prairie Creek being an extremely important project for the region, the extended time in the permitting process has made it impossible to safely commence road construction in Q1 2020. This delay at a time of extremely difficult equity markets continues to limit the opportunities for financing.  As previously stated, the equity markets for junior base metal companies have been at historic lows for some time. NorZinc is in discussion with several parties to provide the next stage of financing for the Company but there is no assurance that financing will be available on favourable terms, or at all.  NorZinc will be updating shareholders on this process later in February 2020 and on an ongoing basis.

About NorZinc

NorZinc is a TSX-listed mine development Company trading under the symbol "NZC". NorZinc is developing its key project, the 100%-owned high grade zinc-lead-silver Prairie Creek Mine, located in the Northwest Territories. NorZinc also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

Cautionary Statement – Forward-Looking Information

This press release contains forward-looking information, including, among other things, expectations regarding road construction requirements, plans and timing, the permitting process, timing of commencement of operations on the Prairie Creek Mine and related matters, life of mine of the Prairie Creek Mine, enhanced throughput at the Prairie Creek Mine, potential increases to the reserves at the Prairie Creek Mine, and potential financing and silver streaming transactions. This forward-looking information is based on, among other things, management's expectations with respect to, the size and quality of mineral resources, future trends for the Company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, capital market conditions, and the financial results of the Company. Actual results may vary from the forward-looking information.  Material risk factors that could cause actual results to differ materially from the forward-looking information include risks that the assumptions and factors on which the forward-looking information is based differ from expectations, the Company's history of losses, lack of revenue generation, and dependence on substantial financing to develop the Prairie Creek Mine, as well as all of the risk factors described in the Company's most recent Form 20-F/Annual Information Form and Management's Discussion & Analysis on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any intention or obligation to update or revise any forward-looking information, except as required by applicable law. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com; Tollfree:1-866-688-2001; E-mail: invest@norzinc.com; Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 07:00e 04-FEB-20